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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Cypress Bioscience, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
232674 10 1
(CUSIP Number)
12/31/07
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only) Jay D. Kranzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,878,963[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		171,915

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,803,790[2]

WITH:	8	SHARED DISPOSITIVE POWER

171,915

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,975,705

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1  (1) Includes (a) 625 shares held directly (b) 1,803,165 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2007, and (c) 75,173 shares held in the Issuer’s 401(k) Plan, of which the Reporting person is a trustee. The Reporting Person disclaims beneficial ownership of the 75,173 shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner o f such securities.
2  Excludes the 75,173 shares held in the Issuer’s 401(k) Plan, of which the Reporting person does not have dispositive power.

Page 2 of 4 Pages

Item 1.
	(a	)	Name of Issuer
Cypress Bioscience, Inc., a Delaware corporation

	(b	)	Address of Issuer’s Principal Executive Offices
4350 Executive Drive, Suite 325 San Diego, CA 92121

Item 2.

	(a	)	Name of Person Filing
Jay D. Kranzler

	(b	)	Address of Principal Business Office or, if none, Residence
4350 Executive Drive, Suite 325
San Diego, CA 92121

	(c	)	Citizenship
United States

	(d	)	Title of Class of Securities
Common Stock

	(e	)	CUSIP Number
232674 10 1
Item 3. Not applicable
Item 4. Ownership
  (a)     Amount Beneficially Owned:
1,975,705 shares, including (i) 1,803,165 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2007, (ii) 625 shares held directly (iii) 96,742 shares held in the Kranzler Living Trust, (iii) 75,173 shares held in the Issuer’s 401(k) Plan, of which the Reporting person is the trustee.
  (b)     Percent of Class: 5.02%
  (c)     Number of shares as to which the person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,878,963
Shared power to vote or to direct the vote: 171,915
Sole power to dispose or to direct the disposition of: 1,803,790
Shared power to dispose or to direct the disposition of: 171,915

Page 3 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification.

Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008

Date
/s/ Jay D. Kranzler

Signature

Jay D. Kranzler

Printed Name

Page 4 of 4 Pages